

September 14, 2011

Via E-mail
Kristina K. Williams
Executive Vice President and Chief Financial Officer
Federal Home Loan Bank of Pittsburgh
601 Grant Street
Pittsburgh, PA 15219

>   **Re: Federal Home Loan Bank of Pittsburgh**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 18, 2011**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
>   **Filed August 9, 2011**
>   **File No. 000-51395**

Dear Ms. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

1.   On August 9, 2011, the Chairman of the Federal Reserve announced that it is the Board's expectation that it will maintain near zero interest rates until 2013. Please tell us, with a view towards revised disclosure in future filings, management's view as to whether continued near zero borrowing rates will affect your advance borrowings by member institutions.

Other Income (Loss), page 50

2. Please tell us and revise your future filings to include enhanced disclosures about the loss on extinguishment of debt of $12.3 million recognized during the fourth quarter of 2010. Tell us about the debt extinguished, the reasons for its extinguishment, whether this debt was extinguished in the marketplace or transferred to another FHLB, and any other information necessary for a complete understanding of the recognized loss.

Credit and Counterparty Risk – Mortgage Loans, Bob Loans and Derivatives, page 104

3. Tell us, and revise your disclosure in future filings to identify, all material derivative counterparties, including any that represent more than 10% of your notional amount outstanding during the most recent quarter and during the 2010 fiscal year. Also, identify any counterparty that represents more than 10% of your next derivative exposure.

Item 11. Executive Compensation, page 191

Compensation Discussion and Analysis

4. Please revise future filings to furnish the information required by Item 407(e)(4) of Regulation S-K.

5. We note that on page 199 you disclose the 2010 TIP base incentive awards to each named executive officer for the fiscal year ended December 31, 2010, but you do not provide an explanation as to how the HR Committee calculated these awards based on the nine operational goals disclosed on page 200. Please explain in your response letter how these specific awards were calculated and ensure that in future filings you discuss the level achieved for each performance measure and whether any discretion was used by the HR Committee in granting these awards. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 209

6. In future filings, please include the full address of each shareholder that beneficially owns more than 5% of the outstanding shares of regulatory capital stock. Refer to Item 403(a) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Ratings Agency Actions, page 5

7.   We note your disclosure that Standard and Poor's Rating Services (S&P) lowered your credit rating from AAA to AA+ on August 8, 2011. Please tell us and revise your disclosure in your next filing, to address management's view of the impact of this credit rating downgrade on your future results of operations, financial position and liquidity, including the following (quantify amounts when possible):

- Address management's view of both the short and intermediate term impact of the downgrade, including any impact upon your ability to continue to access the capital markets and the impact upon your funding costs;
- Tell us, with a view towards revised disclosure in future filings, about any significant contracts or covenants for any credit facility or other agreement that might be impacted by the downgrade. As an example, we note disclosure in Note nine on page 90 that if your credit ratings had been lowered one ratings notch below AAA then you would be required to deliver up to an additional $218.5 million to your derivative counterparties at June 30, 2011;
- Address any impact that downgrades of other entities securities, including fellow Federal Home Loan Banks, might have on your investment portfolio; and
- Address any impact that the downgrade had on any other financial instruments measured at fair value.

Core Earnings, page 10

8.   We note your disclosures of Core Earnings, here and on page 35 of your 2010 Form 10-K, which exclude OTTI charges, gains (losses) on sales of OTTI securities, and contingency reserve and gains on derivatives and hedging activities resulting from the Lehman-related activities. Please revise your future filings to change the name of your non-GAAP measure to more accurately reflect its content. In this regard, the use of the word "core" implies you are referring to your most central or essential operations and results. Removal of the OTTI charges to arrive at "core" earnings implies that credit losses are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, for instance eliminating the use of the word "core" in its entirety in the title. Also consider providing a discussion of what encompasses your routine operations or core businesses in future filings.

Mortgage Loans Held for Portfolio, page 23

9.   We note your disclosure on page 24 which explains the reasons for the $6.0 million increase to your allowance for loan losses since your fiscal year ended December 31, 2010. You further state that this increase is due to changes in estimates which now incorporate 12-month historical performance for probability of default and loss given default, a more detailed analysis of the Master Commitment level, and a decrease to the estimated life of the loan portfolio. Please tell us and revise future filings to expand the discussion of the methodology used to determine the inherent losses in your mortgage loan portfolio and, specifically, how it incorporates credit enhancements. Consider the need to provide quantified information of how credit enhancements will cover your delinquent loans, specifically setting forth the waterfall of those enhancements, and how they result in your recorded allowance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel